FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
18 December 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 18 December 2006

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX — LHG
ARBN 069 803 998	NASDAQ — LIHR
POMSoX — LHG
18 Dec 2006
Lihir Gold appoints new Chief Financial Officer
Lihir Gold Ltd is pleased to announce the appointment of Mr Phil Baker as Chief Financial Officer, with effect from January 22, 2007.
Mr Baker, a qualified accountant, has more than 20 years experience in the mining industry, having previously served in a number of senior roles with MIM Holdings Ltd. He was a member of the MIM Executive Management team, as Executive General Manager — Strategy Planning and Development, until the company was acquired by Xstrata in 2003.
Since that time, Mr Baker worked as CFO and company secretary at pharmaceutical development company Peplin Ltd, and most recently as CFO and company secretary at Queensland Magnesia.
FOR FURTHER INFORMATION:
Communications Officer Josie Brophy
07 3318 3317